UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

20 Iouliou Kaisara Str
19002, Paiania
Athens-Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

On May 29, 2026, TOP Ships Inc. (the "Company") entered into (i) an agreement with Central Mare Inc. ("Central Mare"), a company affiliated with Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, and (ii) an agreement with Mr. Evangelos J. Pistiolis, to amend two previously disclosed related-party transactions.

The first amendment relates to the balance owed to Central Mare in connection with the Company's acquisition of certain entities (the "Tanker SPVs") from Central Mare pursuant to a Share Purchase Agreement by and between the Company and Central Mare dated February 18, 2026. Each Tanker SPV is party to a shipbuilding contract dated February 3, 2026 with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction of one 47,499 dwt MR chemical/product oil tanker, for a total of nine vessels. The aggregate purchase price for the Tanker SPVs was $41.1 million, of which $11.0 million has been settled in cash and $14.0 million has been settled via an issuance of our Series G Perpetual Convertible Preferred Shares. The outstanding balance of $16.1 million was originally due on April 15, 2026. That payment deadline was extended on that date to May 31, 2026 and, pursuant to the May 29, 2026 amendment, the deadline has been further extended to July 31, 2026.

The second amendment relates to the Exclusive Right and Option Agreement between the Company and Evangelos J. Pistiolis dated November 21, 2025 that grants the Company the exclusive right and option to acquire all or a portion of a portfolio of residential real estate assets in Dubai, which has an estimated aggregate market value in excess of $200.0 million, at a 10% discount to fair market value as determined by two independent appraisals. The Company made advance cash payments of $9.0 million, $2.5 million and $12.0 million on November 24, 2025, December 2, 2025 and January 5, 2026, respectively, which will be credited against the acquisition price if the option is exercised or refunded if it is not. The option was originally set to expire 90 days following the first advance payment, and on March 24, 2026 the expiration date was extended to May 31, 2026. Pursuant to the May 29, 2026 amendment, the expiration date has been further extended to July 31, 2026. The Company requested the extension to allow further evaluation of the investment's potential benefits in light of evolving geopolitical conditions in the Middle East, including hostilities, heightened regional tensions, disruptions to regional trade and logistics, and the resulting uncertainty regarding the investment climate.

The information contained in this Report is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-290238, 333-268475 and 333-267545).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Date: May 29, 2026	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer